July 1, 2025

Jamison Manwaring
Chief Executive Officer
NV REIT LLC
5227 N. 7th Street
Phoenix, AZ 85014

       Re: NV REIT LLC
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 1
           Filed June 17, 2025
           File No. 024-12089
Dear Jamison Manwaring:

       We have reviewed your amendment and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post Qualification Amendment No. 1 to Offering Statement on Form 1-A
Cover Page

1. We note your disclosure here and throughout your document that you are offering $75 million of Class A Investor Shares. However, we note that your disclosure indicates you have made sales in the prior 12 months. In this regard, we note your disclosure on page F-16 that during the year ended December 31, 2024, you sold Class A investor shares for net proceeds of $1,486,957, and also your disclosure in your 1-SA for the semi-annual period ended June 30, 2024, that during the six months ended June 30,
       2024, you sold Class A investor shares for proceeds of $434,275, which indicate that you sold over $1 million of Class A investor shares in the last six months of
       2024. Please revise Items 4 and 6 in Part I and your offering circular throughout to adjust the amount you are offering currently to account for the securities you have already sold within the prior 12 months, or advise. Refer to Securities Act Rule 251.
 July 1, 2025
Page 2

Risks of Investing, page 6

2. We note that you have not previously filed a post qualification amendment, as required by Securities Act Rule 252(f)(2)(i), which requires you to file an amendment to update your financial statements at least every 12 months after the qualification date. Please add disclosure, including risk disclosure, to the extent applicable, to disclose this fact, how the lack of these filings may be inconsistent with the rule's requirements, and any resulting consequences, including any consequences relating to any potential claims for recission or damages. Further, please revise to quantify the amount of securities that you sold subsequent to the one-year anniversary of the qualification date for your initial Regulation A offering.
Part III - Exhibits, page 72

3. We note that you have provided an auditor's consent dated April 9, 2025, and that the consent relates to the Form 1-U. Please provide a currently dated consent that reflects the appropriate form from your auditor in your next amendment. Signatures, page 73

4. Please revise your signature page to conform to the requirements of Instruction 1 to the Signatures section of Form 1-A. In particular, we note that you have not provided the signature of your principal financial officer and principal accounting officer.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Mark Roderick, Esq.